Exhibit 99.52

Volaris Appoints Its Chief Executive Officer as a New Member of the Board of Directors Replacing Jorge Antonio Vargas Diez Barroso

MEXICO CITY--(BUSINESS WIRE)--September 9, 2016--*Volaris (NYSE:VLRS and BMV:VOLAR), announces that Mr. Jorge Antonio Vargas Diez Barroso, who has been a valued member of the Board of Directors and an important part of the Volaris family, has for personal reasons retired from the Board. Volaris expresses its gratitude for his commitment as a Director.

Additionally, Volaris announces that, pursuant to articles 24 of the Mexican Stock Market Law and 155 of the General Law of Corporations, the members of the Board of Directors appointed Mr. Enrique Javier Beltranena Mejicano, Chief Executive Officer of the Company, as new member of the Board of Directors. Such appointment will be submitted to the next Shareholders Meeting of Volaris for ratification.

Volaris welcomes its CEO as a new Director; as a Director he will continue to support the Company’s corporate governance, business strategy, expansion and growth.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE:VLRS and BMV:VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 154 and its fleet from four to 63 aircraft. Volaris offers more than 302 daily flight segments on routes that connect 40 cities in Mexico and 24 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for six consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net